Exhibit 1

Joint Filing Agreement

By this Agreement, the undersigned agree that this Statement on Schedule 13G being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of RedHill Biopharma Ltd. is being filed on behalf of each of us.

January 30, 2014

Dov Yelin /s/ Dov Yelin By: Dov Yelin
Yair Lapidot /s/ Yair Lapidot By: Yair Lapidot
Yelin Lapidot Holdings Management Ltd. /s/ Dov Yelin By: Dov Yelin Title: Joint Chief Executive Officer